UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G.

c/o SIPSA S.A.

Av. El Bosque Norte 0440 of. 1101

Las Condes

Santiago, Chile

Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1.	Name of Reporting Person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

CUSIP No. P94398107

1.	Name of Reporting Person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited., a Bahamas corporation, and amends the initial statement on Schedule 13D filed on July 22, 2010, Amendment No. 1 thereto filed on November 19, 2012 and Amendment No. 2 thereto filed on December 12, 2012 (together, the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by deleting the third paragraph therein and replacing it with the following:

During an initial period following the Closing (the “Initial Period”) the Reporting Persons had the right under the Shareholders’ Agreement to appoint four representatives on the Board of Directors of the Issuer. Following the expiration and termination of the Initial Period on June 12, 2013, the Reporting Persons have the right under the Shareholder’s Agreement to appoint two representatives on the Board of Directors of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by adding the following paragraph at the end of the subsection entitled “Shareholders’ Agreement”:

The Initial Period expired on June 12, 2013. Accordingly, the Reporting Persons have the right under the Shareholder’s Agreement to appoint two representatives on the Board of Directors of the Issuer and Sparrow has the right to appoint four directors on the Board of Directors of the Issuer. The Reporting Persons have designated Felipe Menendez Ross and Ricardo Menendez Ross (who are currently directors of the Issuer) as their representatives on the Board of Directors. Sparrow has designated Eduardo Ojea Quintana, Fernando Barros Tocornal, Horacio Reyser and Gonzalo Alende Serra (who are each currently a director of the Issuer) as its representatives on the Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
Name: Julio Menéndez R.
Title: Director

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R.

RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.